UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Amendment No. 3

Under the Securities Exchange Act of 1934

ACIES CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

004507208
(CUSIP Number)

Oleg Firer
3363 N.E. 163rd Street, Suite 705,
North Miami Beach, Florida 33160
Telephone: (800) 361-5540
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Oleg Firer

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
N/A

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power

312,782 shares of common stock

Number of Shares	| 8 | Shared Voting Power
Beneficially	6,843
Owned by Each
Reporting	| 9 | Sole Dispositive Power
Person With	312,782 shares of common stock

| 10 | Shared Dispositive Power
6,843

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
319,625 shares of common stock; and the Reporting Person also holds 10,000 vested options to purchase shares of the Company’s common stock.

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11)
25.8% of the Company’s outstanding common stock (not including the options).

| 14 |	Type of Reporting Person
IN

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (Amendment No. 2) filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2010, by Oleg Firer (the “Reporting Person” and the “Schedule 13D”).  Capitalized terms used, but not otherwise defined herein, have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect.

Item 3. Source of Amount of Funds or Other Compensation

On November 29, 2012, the Company, Champion Entertainment, Inc., a private Texas corporation (“Champion”), Oleg Firer, the Company’s President and Director, Steven Wolberg, the Company’s Director and Chief Strategy Officer (Mr. Firer and Mr. Wolberg, collectively, the “Sellers”) and Kurt Neubauer, the Chief Executive Officer of Champion, entered into a Capital Stock Exchange Agreement (the “Exchange Agreement”).  The Exchange Agreement provided, among other things, that upon the parties entry into the Exchange Agreement, Mr. Firer would transfer the 1,000 shares of Series A Preferred Stock which he held to Mr. Neubauer, pending the closing of or the termination of the Exchange Agreement, which shares have been transferred to date.  The Series A Preferred Stock give the holder thereof the right to vote 51% of the shareholder vote on any and all shareholder matters (the “Super Majority Voting Rights”).

Item 5. Interest in Securities of the Issuer

(a)
Mr. Firer beneficially owns an aggregate of 319,625 shares of common stock, not including any vested or unvested options held by Mr. Firer, which totals 25.8% of the Company’s outstanding common stock.

(b)
Mr. Firer has the sole power to vote or to direct the vote of and sole power to dispose or direct the disposition of 312,782 shares of common stock. Mr. Firer has shared voting and dispositive power in connection with 6,843 shares beneficially owned by Mr. Firer.

(c)	See Item 3, above.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Firer, other than as to 6,843 shares of common stock which he beneficially owns and shares the right to direct the receipt of dividends in connection with.

(e)	N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Mr. Firer and Mr. Neubauer are subject to the terms and conditions of a Stock Transfer Agreement, dated December 5, 2012, which governs the terms and conditions of the transfer of the Series A Preferred Stock and the right of Mr. Firer to have such Series A Preferred Stock transferred back to him in the event of the termination of the Exchange Agreement, as discussed above.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
10.1*	Stock Transfer Agreement

* Filed as exhibit 10.1 to a Schedule 13D filed by Kurt Neubauer on December 26, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2012

By: /s/ Oleg Firer
Oleg Firer